Clearly Canadian Announces Corporate Development

VANCOUVER, B.C., January 17, 2008— CLEARLY CANADIAN BRANDS (OTCBB: CCBEF) (the “Company”) announced today that Marco Markin has stepped down as a director of the Company in order to spend more time in his role as CEO of BG Capital Group. The Company wishes to thank Mr. Markin for his contribution to the Company since May 2005 and helping to direct the Company on the path of a diversified seller of healthy foods and beverages.

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 2 billion bottles worldwide. Clearly Canadian’s recent acquisition of DMR Food Corporation marks the Company’s debut into organic and natural products with a wide range of dried fruit and nut snacks offerings from SunRidge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

For further information please contact:

Shareholder Relations/Steve Cook
E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993